



BAGEL BOND

THIS DOCUMENT IS NOT AN OFFER TO SELL OR A SOLICITATION TO PURCHASE ANY SECURITY, INTEREST, OR OTHER INVESTMENT IN ZEITLIN’S DELICATESSEN, PBC CHICAGO, AN ILLINOIS CORPORATION.

It is not being delivered in connection with an offer to sell or a solicitation to purchase securities and should not be used or relied upon in such a context. Any such offer or solicitation will be made solely pursuant to a subscription agreement, disclosure statement, or private placement memorandum. This document is not a legal document that can be used to sell or purchase securities. It is simply a summary of the company's business plan and should not be relied upon as a guarantee of future performance.

07/28/2023



Introduction

Ledgerock LLC, doing business as Zeitlin's Delicatessen, is offering a unique opportunity to invest in the growing Chicago Delis market. The company is issuing the **Bagel Bonds**, which are five-year promissory notes that pay a fixed compound interest rate of **6% per annum** for the first investors (*Early Birds*) and **5% per annum** for those who invest after the pre-launch is over. All interest is accrued and payable upon maturity, unless the Company decides to liquidate the returns earlier.

At maturity, bondholders can choose to receive a cash payment of principal and accrued interest, or they can choose to convert all or part of the debt into freshly baked, premium Chicago bagels and other Zeitlin's products!

If investors decide to receive their returns in the form of Zeitlin's food instead of cash, the value of the converted store credit will receive a bonus of 15%! Baking will occur at the company's new and expanded bakery/restaurant, the company is evaluating every possible prospect and guaranteeing the best options!

The purpose of the Bagel Bond offering is to fund and guarantee operational expansion, build-out of the new bakery and any licenses and legal permits. The offering is open to both individual and institutional investors and offers a competitive **total return of 34% over five years** for the early birds (28% for the other investors). A considerably more significant **equivalent return of up to 53.9%** is available if some or all of the bond is converted to freshly baked Zeitlin's food at full maturity. The minimum investment is $250, making it available for everyone!

The following are some of the key points of the investment opportunity:
- A fixed interest rate of 6% per annum, or 5% per annum when the pre-launch is over.
- The opportunity to convert debt into Zeitlin freshly baked, premium products.
- Production by an experienced team of bakers and bagel experts.
- A new and expanded bakery in Chicago, Illinois.
- An investment opportunity that is both fun and unique!



Description

Bagel Bonds

The bagel bond is a loan provided by the investor to Zeitlin Delicatessen. In turn, Zeitlin uses these funds as working capital to provide for building expansion, acquisition of necessary equipment, and the production of bagels and other food items for baking, packaging, and future sales. The facility itself is part of a strategic plan to expand production, gain additional distribution, and create equity value in the company for potential exit scenarios (if the company approves) and/or investor liquidity.

Term

The term of the Bagel Bond is five years. All capital plus accrued interest will be repaid on the last day of the month of maturity or when the Company calls the note, unless the investor elect to convert partially or fully the returns (see Conversion Option below). The Company can choose to repay the bonds before maturity.

The Rate of Return

The interest rate on your Bond is 5% with interest compounded yearly. Payout at maturity with an initial investment of $5,000 would be $6,700.49.

Who can invest in the Bond?

Any individual or company can invest in the Bond. Under applicable regulations, there may be limits on the amount you can invest based on your assets and current income. This offering is available through concurrent Regulation Crowdfunding and Regulation D, Rule 506(c) which allows additional flexibility for accredited investors.

About the Food

Bond investors may choose to receive their payment in food credits, redeemable for available Zeitlin's food items on a selected online menu. Using fresh and local ingredients, Zeitlin's Deli uses Jewish soul food recipes and applies worldly techniques to create a modern yet nostalgic ambience. Subsequent to investment funding, each investor will be contacted via email in order to communicate possible investors' perks and future conversion options.

Since Zeitlin's main objective is to serve food as fresh as possible, the company will not pre-produce the food items. Once the notes mature, buyers will have the option of



converting returns into food items and consume them on a selected online menu, see below "conversion option" for more information.

What is the level of risk?
All investments carry a degree of risk so always consult with your advisor regarding your risk profile. In relation to the company's risk, please visit our Zeitilin's profile on Wefunder.

Is the Bond regulated?
The sale of the Bagel Bond under Regulation Crowdfunding and Regulation D, Rule 506(c) is regulated. The Company and this offering are in full compliance including necessary SEC filings and disclosures.

Conversion Option & Value
Upon maturity, you may choose to convert your bond in whole or in part to Zeitlin's food items.

If the conversion option is elected, the converted amounts will increase by 15% and can be used to purchase future Zeitlin's food items—we want to feed our investors! Buyers will have the option to choose the food items that they desire from a selected online menu.

By default, all bonds will be paid at maturity in cash, without conversion. 180 days before the maturity date, investors will receive a conversion election form. Once the election form is returned within 30 days, investors can choose to convert their investment into food items.

The conversion value will be equal to the value of the converted funds plus 15%. Investors can redeem their food items on a selected online menu. The Company may at its sole and complete discretion decide in what order and at what pace to fulfill orders made with food credits. This is to ensure that the company can keep up with production and not lose money.

All available food items will be fully tax-paid (Federal, Illinois, and City of Chicago) at current tax rates and will be made available for pick-up and delivery. Given the current state of shipping regulations, it is expected, although not guaranteed, that by the maturity date, the company will be able to ship food items directly to bondholders or



delivered nationwide (food items will vary if the investor chooses delivery). Any and all shipping costs plus any non-Illinois State/Local taxes and/or increases in Federal Excise taxes that may be due as of a bond's conversion will be additional and payment for these costs will be required via credit card prior to shipment. Shipment and delivery costs will not be covered by the food credit redeemed; pickup is free. USA nationwide shipping only.

Therefore, the conversion option follows:
- The conversion value will be equal to the value of the converted funds plus 15%.
- Buyers can consume the conversion value on a selected online menu.
- The Company may at its sole and complete discretion decide in what order and at what pace to fulfill orders made with food credits.. This is to ensure that the company can cover the production levels of the food and not lose income.
- Available food items will vary if the investor chooses delivery.
- Investors will receive (180 days before the maturity date) the election form to specify how much the rate of conversion will be. This must be delivered within 30 days once it is received.

See Exhibit A below as an example of the conversion.

Investment Incentives
Bondholders who invest $250 or more will be provided with amazing perks. Current perks are:
- $500 - You will have your photo into our "Investors Wall": We want to include all the people that made this restaurant possible!
- $1,000 - Create and Name your Specialty Sandwich: Zeitlin will offer a variety of ingredients so our investors can create their own sandwich!
- $5,000 - Get a Frozen Box (Nationwide Shipping): The company will send a frozen box with our delicious-fresh food!

During the maturity of the Bagel Bond, Zeitlin will offer incentives/additional perks to investors, this way they can be tasting our growth as a food business!

For additional information, contact:



Sam Zeitlin, Co-owner and CEO: sam@zeitlinsdeli.com
Hal Zeitlin, Co-owner and CMO: hal@zeitlinsdeli.com

Exhibit A
Conversion Examples

Discount Price	$ 1,000.00	$ 1,000.00	$ 5,000.00	$ 5,000.00
Maturity Value	**$ 1,276.28**	**$ 1,276.28**	**$ 6,381.41**	**$ 6,381.41**
Conversion	100%	50%	100%	50%
Value in Food Items (+15%)	$ 1,468	$ 734	$ 7,339	$ 3,669
Value In Cash	$ -	$ 638	$ -	$ 3,191
Total Value	**$ 1,468**	**$ 1,372**	**$ 7,339**	**$ 6,860**

Confidential